Via Facsimile and U.S. Mail
Mail Stop 03-09


May 24, 2005


Mr. James A. Fine, Jr.
Chief Financial Officer
Investors Title Company
121 North Columbia Street
Chapel Hill, NC 27514

Re:	Investors Title Company
	Form 10-K for the fiscal year ended December 31, 2004

	File No. 000-11774

Dear Mr. Fine:

      We have reviewed your filing and have the following comment. We have limited our review of the above referenced filing to only those issues addressed. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure.
Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your response to our comment. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies

Reserves for Claims

1. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for claims could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please provide us information supporting this objective including the following information as well as your analysis supporting why you excluded this information from the filing:

a. The range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

b. If you do not calculate a range around your loss reserve, but instead use point estimates please tell us:

* The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
* How management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
* The quantified and narrative impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

2. Based on your disclosure it is unclear whether you accrue your policy reserve when the premiums are recognized as revenue.
Please
tell us management`s policy for recognizing claim reserves and how your policy complies with paragraph 17 of SFAS 60.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Joel Parker, Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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James A. Fine, Jr.
Investors Title Company
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